John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

March 11, 2015

Ms. Sheila Stout
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Commonwealth International Series Trust (the “Trust”) (File Nos. 811-04665 and 033-06867)

Dear Ms. Stout:

You recently provided comments to me relating to the most recent annual shareholder report filing for the series portfolios of the Trust filed with the Securities and Exchange Commission on January 1, 2015 (the “Filing”). This letter is being submitted to respond to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing.

1.
Comment:     In footnote 1 of the graph that follows the “Management Discussion of Fund Performance” section of the Australia/New Zealand Fund in the Filing states that “[a]dditional information pertaining to the Fund’s expense ratios as of October 31, 2014 can be found in the financial highlights. Excluding the interest costs of investing in acquired funds, total Fund operating expenses would be 3.17%.” Should the term, “interest costs,” be replaced with “indirect costs”? If not, please explain why.

Response:     The correct reference should have been to “indirect costs” rather than “interest costs.” It is presented correctly as “indirect costs” for the other four funds in the Trust. The Trust will correct this in its futures filings.

2.
Comment:     In regards to the Africa Fund, the financial highlights of the Filing indicate there was a return of capital for the year ended October 31, 2014. Please confirm that the Africa Fund complied with Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to such return of capital.

Response:     We have been advised by the Trust’s fund administrators that the Fund complied with Rule 19a-1 under the 1940 Act with respect to the return on capital distributions described in your comment.

* * *

Ms. Stout
U.S. Securities and Exchange Commission
March 11, 2015

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively